Contact

www.linkedin.com/in/leahbraddell (LinkedIn)

Top Skills

Fitness Training
General Surgery
ENT Surgery

Certifications

Create Views and Dashboards
In Progress: Certified Tableau Analyst
In-Progress: Certified Professional Coder (CPC)
Connect to and Transform Data
Explore and Analyze Data

Honors-Awards

Valedictorian and Outstanding Graduate
Distinguished Senior Award
Flynn Foundation Fellowship
President's Club Sales Award and Incentive Trip
Market Access and Custom Analytics Director of the Year

Leah B.

President, CEO & Chief Data Officer of DataBiologics | Real-world data collection and AI-powered analytics driving informed medical decisions.
Mesa, Arizona, United States

Summary

Today, as the CEO and Chief Data Officer of DataBiologics, Leah is at the forefront of regenerative medicine, leading the development of AI-driven solutions that leverage a specialized database to transform patient care. Her unique path from engineering to commercial leadership has equipped her with the skills and insights needed to navigate the challenges of building a health technology company in the age of AI. Leah's journey is a testament to the power of combining technical expertise with commercial acumen, and her work continues to push the boundaries of what is possible in healthcare and AI.

Leah Braddell is a dynamic entrepreneur and innovator with a distinguished career that spans over 20 years in healthcare devices, technology, product development, and commercialization. Leah's journey began with a solid foundation in biomedical engineering, graduating Summa Cum Laude with a B.S.E. from Arizona State University, where she was recognized as the Outstanding Graduate of the Fulton School of Engineering and as the Distinguished Senior in the Department of Bioengineering.

As a graduate student, Leah was awarded a Flynn Foundation Fellowship, further honing her technical expertise as a doctoral candidate in biomedical engineering, securing research funding and pioneering experimental designs in biotechnology for novel implantable chemotherapeutics.

Transitioning from academia to industry, Leah quickly established herself as a top performer in the commercialization and sales of disruptive surgical technologies. She spent over a decade with robotics juggernaut Intuitive Surgical, where she played a pivotal role in the expansion and early adoption of da Vinci robotic surgical

systems, later leading market access strategies, training, and sales efforts that exceeded $30 million in annual revenue.

Her career trajectory saw her take on senior roles, including Director of Market Access and Custom Analytics at Intuitive Surgical, and later, as Sr. Director of Analytics at eVisit, where she architected innovative patient claims and product analytics solutions for the telehealth sector. In 2021, Leah founded STEMPowered Solutions, a consulting firm focused on strategic, go-to-market, and technical consulting for early-stage biotech and medical device companies.

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Experience

DataBiologics
President | CEO | Chief Data Officer
September 2022 - Present (2 years 1 month)
Mesa, Arizona, United States

DataBiologics is solving a major problem with the lack of evidence and transparency for safety and efficacy in the emerging field of Regenerative Medicine. Today, these therapies are primarily cash-pay and use the patient's own tissue healing response or cells as the source of treatment, such as those found in blood, fat, and bone marrow.

Our software enables physicians with a simple, yet highly-tailored data capture solution to personalize the treatment decisions and experience for patients, and also ethically drive adoption of new techniques by physicians.

Our proprietary database, generated exclusively by our software application, combined with machine learning and AI algorithms, is delivering never-before accessed insights to advance patient access to emerging treatments.

STEMPowered Solutions LLC
Founder|Principal Consultant
September 2021 - Present (3 years 1 month)
Tempe, Arizona, United States

STEMPowered Solutions provides strategic, go-to-market, and technical consulting for early-stage biotech, medical device, digital, and analytics solutions companies.

IPAssets Technology Inc.

Member Board of Directors
March 2019 - Present (5 years 7 months)
Mesa, Arizona, United States

IPAssets helps businesses access the innovative tools of decentralized blockchains by leveraging proprietary and open-source SaaS solutions to facilitate customized industry applications, translating new innovations to old business processes.

eVisit
1 year 1 month

Sr. Director of Customer Analytics
July 2022 - October 2022 (4 months)
Mesa, AZ

• Established customer analytics department and oversaw recruitment and hiring of healthcare analytics specialists
• Led implementation of Tableau Server for cross-functional business intelligence and customer analytics use-cases
• Oversaw development and delivery of Gainsight CX analytics tools for Customer Success department
• Trained direct reports and cross-functional teams on Tableau and use of health claims data for diverse business cases
• Advised senior leaders on healthcare market analytics, applications and data infrastructure requirements and best practice.

Principal Healthcare Consultant
October 2021 - June 2022 (9 months)
Tempe, Arizona, United States

• Delivered strategic and technical guidance across all departments including sales, marketing, customer
success, product, and engineering related to market access strategy and health system change-management implementation processes.
• Sourced commercial and government patient claims data and independently architected eVisit's proprietary database using advanced medical knowledge and deep experience in high-end technology sales to healthcare systems and clinicians.
• Designed a portfolio of visual analytics in Tableau and Powerpoint for broad use internally and externally including sales targeting dashboards, marketing collateral, customer success plans, market insights, and real-world evidence client engagement tools.

• Rapidly delivered concise, simplified, and relevant insights to clients and internal stakeholders to answer critical business questions related to product adoption, lean implementation strategies, and return on investment.

Intuitive
12 years 5 months

Director, Market Access and Custom Analytics
June 2019 - October 2021 (2 years 5 months)
Southwest USA

• Led development of custom analytics client scope of work design to include surgical service line value analysis, infrastructure optimization planning, and growth strategy consulting.
• Innovated creative development of Tableau and web app visual analytics with data science teams through broad knowledge of technical applications during surgical operation workflow and time/motion events captured on robotic surgical systems.
• Led design of robotic instrument supply utilization budget models and scaled client-specific supply cost-savings projections delivered by sales teams for global launch of extended-use instrumentation.
• Led design of automated capital acquisition return on investment modeling though cross-functional collaboration with on/offshore IT developers, data science, finance, and sales operations teams.
• Expanded organizational capabilities in analyzing client provided hospital EMR and revenue cycle extracts in addition to 3rd party-sourced patient claims data.
• Innovated data visualizations and targeted insights to support scaling best practice for clinical, operational, and financial variation reduction, value-based payer contracting, and surgical performance improvement initiatives.
• Awarded 2020 Director of the Year - Market Access and Custom Analytics

Key Accounts - Health Systems Sales
July 2016 - June 2019 (3 years)
Mountain Region

• Exceeded robotic surgical system sales revenue, services subscriptions, and procedural growth quotas of more than $30M annually through expanding new technology install base and adoption of scalable robotic surgical techniques across assigned health systems.
• Expanded relationships with societies, heath system executives, hospital operators, and surgeons through deep knowledge of robotic surgery procedures, technical training, and surgical program optimization strategies.

• Delivered evidence-based business cases, cross-functional communication content, capital acquisition return on investment projections and lookbacks to executives and hospital operators.
• Designed and promoted market development events, which included selecting and coaching national key opinion executive and surgeon speakers on style, messaging, and content.
• Recruited by the Western Region Healthcare Financial Management Association to speak at annual meeting on topic of robotic surgery program management and analytics best practice.

Specialty Sales Manager
July 2014 - July 2016 (2 years 1 month)
Mountain Region

• Exceeded focused sales quotas for emerging robotic surgery markets in colorectal and thoracic surgery.
• Accelerated senior leadership sales strategies and remote management capabilities across 31 clinical sales rep territories in the Mountain Region.
• Key contributor to sales strategy for launch of da Vinci Xi system as well as market disrupting sales of advanced surgical capital and endomechanical devices (robotic staplers).
• Created surgeon practice EMR and patient-reported outcomes analytics to deliver marketing content for national surgeon-led seminars and training programs.
• Coached surgical key opinion leaders in colorectal and thoracic specialties through advanced surgical knowledge and data analytics expertise.

Senior Clinical Sales Trainer
April 2012 - July 2014 (2 years 4 months)
West Region

• Critical member of new hire on-boarding process from sales talent acquisition, clinical training, and best practice for business territory and customer management.
• Assisted in territory under-performance management initiatives on location and remote utilizing peer influence and newly emerging advanced analytics.

Senior Clinical Sales Representative
June 2009 - July 2014 (5 years 2 months)
Phoenix, AZ and Las Vegas, NV

• Mastered robotic surgery service-line launch, surgeon technical training, staff development, intraoperative case support and long-term consultative relationships with surgeons, perioperative leaders, and hospital C-suite.

• Quadrupled territory da Vinci robotic surgical system install base and procedure productivity in 3 years.
• Built the #1 da Vinci gynecologic surgery growth market in the world the year after exceeding $10M in annual sales and achieving highest capital sales revenue from clinical sales position.
• Gained deep surgical procedure, technology application, operating room, and surgical operations department knowledge across broad spectrum of specialties including benign and oncology gynecology, urologic oncology, general and bariatric surgery, colorectal, cardiothoracic, and head and neck specialists.
• Earned Circle of Excellence Sales Award Trip 2012 (Ranked #4/500 reps)

Integra LifeSciences
3 years

Reconstructive Implant Specialist
October 2007 - June 2009 (1 year 9 months)
Las Vegas Area, Nevada

• Generated 20X revenue growth in first year with start-up territory selling highly competitive off-contract implants to trauma, plastic/reconstructive, and orthopedic surgeons and finished rookie year in top 5.
• Drove invoice sales through intricate in-person surgical case support for extremity bone and soft tissue regeneration devices and implants to orthopedics, podiatry, general and plastic surgery.

Neuro Intensive Care Unit Specialist
July 2006 - October 2007 (1 year 4 months)
Southwest United States

• Provided on-call technical training and support to neuro intensive care units across the Southwest US.
• Responsible for over-the-phone and in-person clinical guidance to neurosurgeons for drilling cranial burr holes for insertion of ventricular shunts, cranial pressure, and brain tissue oxygen monitoring systems.

Arizona State University
3 years 4 months

Biomedical Engineering Doctoral Candidate
December 2003 - August 2006 (2 years 9 months)
Tempe, AZ

• Secured research funding through proposal submission and implemented experimental designs in high-risk chemical lab environments to pursue development of biotechnology for novel implantable chemotherapeutics.
• Dissertation research awarded NIH Honorable Mention for design of thermo-reversable, in-situ gelling polymeric drug delivery biomaterial with bioenzymatically-cleaved, selective release of drug to treat glioblastoma cancers in the brain.
• Wrote and reviewed clinical papers for submission to peer-reviewed journals, mentored undergraduates, and assistant-taught undergraduate coursework in biomedical engineering.

Biomedical Engineering Society Chapter President
May 2003 - May 2004 (1 year 1 month)
Tempe, AZ

• Elected to lead a large student organization responsible for networking biomedical engineering undergraduates and managing preparation activities for ABET accreditation to maintain engineering school status.

Keller Williams Realty, Inc.
Licensed Real Estate Agent
January 2006 - July 2006 (7 months)
Arizona, United States

Pure Fitness Sports Clubs
Group Fitness Program Director
September 2000 - June 2006 (5 years 10 months)
Tempe, AZ

YMCA
Lifeguard and Swim Instructor
July 1997 - August 2000 (3 years 2 months)
Tempe, AZ

Just Like Home Childcare
Daycare and Preschool Business Manager
May 1998 - August 1999 (1 year 4 months)

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Education

Arizona State University

B.S.E., Bioengineering and Biomedical Engineering · (2000 - 2004)